

November 10, 2011

Via E-mail
Mr. George Paquet
President and Chief Executive Officer
Future Energy, Corp.
840 23rd Street
St. Georges, Quebec G5Y 4N6 Canada

> **Re:** **Future Energy, Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 24, 2011**
> **File No. 333-170201**

Mr. Paquet:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

Our Business, page 5

1.   We note your response to comment 3 from our letter dated September 16, 2011, and your revised disclosure at page 5 that the liability related to the well projects could pose a material risk to your "investment." Please revise this disclosure to describe all material risks that such liability could have for you, including, without limitation, with respect to your liquidity.

2.   We note your response to comment 5 from our letter dated September 16, 2011, and reissue such comment. Please clarify why the "lease net revenue interest" in the Charles Prior wells is 80%, and how this is documented. If such 80% "lease net revenue interest" is the interest held by Tim Cooksey Oil, LLC pursuant to the underlying lease, please clarify this in your filing. In addition, your revised disclosure that the 80% interest is set forth in the assignment agreement suggests that Tim Cooksey has been granted such

interest pursuant to the assignment agreement. However, this does not appear to be consistent with the assignment agreement filed as Exhibit 10.1. Please revise. This comment also applies to your disclosure regarding the lease net revenue interest in the Sesser wells.

3. We note your response to comment 6 from our letter dated September 16, 2011, and reissue such comment in part. Please clarify in this section what you are doing with the hydrocarbons being produced, such as whether they are generating revenue for you. If they are generating revenue, provide quantitative disclosure in this section as to the amount of revenue. Please also include such information in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Description of Properties, page 27

Oil and Gas Properties, page 27

4. At fiscal year end July 31, 2011, oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X appear material to your business operations. Moreover, you disclose owning a working interest in certain wells that appear to be producing. As such, please provide the disclosures required by Items 1204, 1205 and 1208 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

5. We note that you have provided updated financial statements for your fiscal year ended July 31, 2011. Please revise your filing to discuss the results for each period presented. Where there was a material change over the reported periods, please briefly describe the cause of such change.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Luis Carillo, Esq.